Exhibit 4.49

February 15, 2002

Mr. Helmut Bast
General Manager, MND
Alcatel SEL AG
Lorenzstrasse l0 d-70435 Stuttgart, Germany

Dear Mr. Bast:

Reference is hereby made to the series of deferred payment agreements entered into under and in accordance with the Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, as amended, and the Frame Contract No. II for the Supply of Switching, Radio and other Telecommunications Equipment, dated May 19, 2000, as amended (collectively, the “Frame Contracts”) with respect to Indents 1, 2, 5, 6, 7, 8, 9, 10, 11, 13, 14, 15 and 16, as listed on Appendix I to this letter (collectively, the “Deferred Payment Agreements”).

Capitalized terms used herein but not otherwise defined here are defined as set forth in the Deferred Payment Agreements:

In addition reference is made to the letter sent by Vimpelcom to Alcatel of even date herewith signed by Jo Lunder and Sergei Avdeev (“Cover Letter”) which shall be an integral part of this letter.

The parties hereby agree to the following amendments to the Deferred Payment Agreements:

1.

Article 12.9 of the Original Deferred Payment Agreement shall be amended to read as follows: “Other than permitted by Alcatel by written waiver, KBI shall not permit any future indebtedness for borrowed moneys, guarantee or other obligations of KBI which may materially adversely affect KBI’s ability to perform its obligations hereunder. Should KBI prefer in order to avoid any doubt to make request for Alcatel’s permission in respect to borrowings from VIMPELCOM, such permission shall be deemed to have been given by ALCATEL, if within 10 days of receipt by ALCATEL of a written request for such permission KBI has not received a written reply to its request.”

2.

Article 13.2.14(vii) of the Deferred Payment Agreements shall be amended to read as follows (so that it shall be an Event of Default if any resolution of the following is taken without Alcatel’s approval): “the making by KBI of any material contract with a shareholder of KBI or an affiliated person of VIMPELCOM or any variation of such a contract, provided, however, that this clause shall not apply to service agreements between KBI and VIMPELCOM as defined in the Cover Letter (as defined in that certain letter dated January 22, 2002, from Vimpelcom and KBI to and acknowledged and agreed to by ALCATEL), concluded in the ordinary course of business. For the avoidance of doubt, this Article 13.2.14 (vii) of the Deferred Payment Agreements shall also not apply to agreements relating to Indebtedness permitted under Article 12.9 hereof, or any variations thereof”.

3.

Dividends by KBI to VimpelCom shall not be prohibited and shall not require Alcatel’s consent, if they are paid in any year in an amount up to 80% of the net profit of KBI for the respective year; provided that this consent to pay dividends shall only apply as long as KBI or Vimpelcom are not in default according Section 13 of the Deferred Payment Agreements and any Guarantee given by Vimpelcom to Alcatel, respectively. Accordingly, the previous sentence shall be read as a consent of Alcatel for the payment of dividends by KBI to \/impelcom under the following clauses with the two restrictions mentioned in this clause: Article 13.2.15 (xvii) of the Original Deferred Payment Agreement and Articles 12.16 and 13.2.15 of the Phase II Deferred Payment Agreements.

For the avoidance of doubt, Alcatel acknowledges that the provisions of Article 12.9 of the Original Deferred Payment Agreement and Article 13.2.14(vii) of the Deferred Payment Agreements as amended by this letter shall apply to any outstanding loans from VimpelCom to KBI and any outstanding service agreements (as defined in the Cover Letter) between KBI and Vimpelcom.

We would appreciate it if you would counter-sign this letter acknowledging your consent and agreement to the foregoing.

Very truly yours, PUBLIC JOINT STOCK COMPANY “KB IMPULS”
/S/ Sergei Avdeev

Sergei Avdeev General Director

/S/ Vladimir Bychenkov

Vladimir Bychenkov Chief Accountant

Agreed and consented to based upon the representations mentioned above by ALCATEL SEL AG

/S/ Helmut Bast

Name:	Helmut Bast
Title:	General Director, Mobile Networks Division
Date:

/S/ Querner

Name:	Querner
Title:	Sales Director, Mobile Networks Division
Date:

DEFERRED PAYMENT AGREEMENTS

1.

Deferred Payment Agreement, dated May 25, 1996, as amended (“Original Deferred Payment Agreement”)

2.

Indent 5 Deferred Payment Agreement, dated August 23, 2000

3.

Indent 6 Deferred Payment Agreement, dated September 7, 2000, as amended

4.

Indent 7 Deferred Payment Agreement, dated December 26, 2000, as amended

5.

Indent 8 Deferred Payment Agreement, dated February 15, 2001

6.

Indent 9 Deferred Payment Agreement, dated May 9, 2001

7.

Indent 10 Deferred Payment Agreement, dated June 22, 2001, as amended

8.

Indent 11 Deferred Payment Agreement, dated July 20, 2001

9.

Indent 13 Deferred Payment Agreement, dated November 5, 2001

10.

Indent 14 Deferred Payment Agreement, dated November 12, 2001

11.

Indent 15 Deferred Payment Agreement, dated January 8, 2002

12.

Indent 16 Deferred Payment Agreement, dated January 8, 2002

Deferred Payment Agreements in clauses 2 through 12 above shall be collectively referred to as the “Phase II Deferred Payment Agreements”.